KOSMOS CEMENT COMPANY
                              (A Partnership)

                           FINANCIAL STATEMENTS
                            FOR THE YEARS ENDED
                         DECEMBER 31, 1993 AND 1992
                                    AND
                        INDEPENDENT AUDITORS' REPORT
                            KOSMOS CEMENT COMPANY
                              (A Partnership)


INDEX TO FINANCIAL STATEMENTS
For the Years Ended December 31, 1993 and 1992



Independent Auditors' Report . . . . . . . . . . . . . . . . .         1

Partnership Balance Sheets . . . . . . . . . . . . . . . . . .         2

Statements of Partnership Earnings . . . . . . . . . . . . . .         3

Statements of Changes in Partners' Capital . . . . . . . . . .         4

Statements of Partnership Cash Flows . . . . . . . . . . . . .         5

Notes to Partnership Financial Statements. . . . . . . . . . .         6



INDEPENDENT AUDITORS' REPORT

To the Partners
Kosmos Cement Company


     We have audited the accompanying
partnership balance sheets of Kosmos
Cement Company, a partnership operated by Southdown, Inc. and Lone Star Industries,
Inc. (the "Partnership"), as of December
31, 1993 and 1992, and the related
statements of partnership earnings,
changes in partners' capital and
partnership cash
flows for each of the three years in the period ended December 31, 1993. Our audits also included the financial statement schedules listed in the "Index to Other Required Schedules". These financial statements and financial statement schedules are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance
with generally accepted auditing
standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, such financial
statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 1993 and
1992, and the results of its operations
and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     As discussed in Note 9 of Notes to
Partnership Financial Statements, the
Partnership changed its method of
accounting for postretirement benefits
other than pensions effective January 1, 1993 to conform with Statement of Financial Accounting Standards No. 106.


DELOITTE & TOUCHE

Houston, Texas
January 27, 1994






                             KOSMOS CEMENT COMPANY
                         PARTNERSHIP BALANCE SHEETS
                               (in thousands)


                                                           December 31,
	   		                                      									  1993            1992


ASSETS

Current assets:
 Cash and cash equivalents                              $ 533          $ 631
 Accounts receivable (Note 3)                           6,417          6,835
 Inventories (Note 4)                                  12,093         13,121
 Prepaid expenses and other                               159             63
 Advances to partner (Note 5)                           5,034          7,618
              Total current assets                     24,236         28,268

Property, plant and equipment (Note 6)                 74,713         75,327
Goodwill (Note 7)                                      25,497         26,242
                                                    $ 124,446      $ 129,837

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:
 Accounts payable and accrued
    liabilities (Note 3)                             $ 3,449         $ 4,165
   Total current liabilities                           3,449           4,165
Long-term liabilities                                      -              96
Advances from partner (Note 5)                         3,329               -
                                                       6,778           4,261

Commitments and contingent liabilities (Note 8)

Partners' capital:
    Southdown, Inc.                                    88,251         94,182
    Lone Star Industries, Inc.                         29,417         31,394
                                                      117,668        125,576
                                                    $ 124,446      $ 129,837


    See Notes to the Partnership Financial Statements






                             KOSMOS CEMENT COMPANY
                      STATEMENTS OF PARTNERSHIP EARNINGS
                                (in thousands)



                                                    Years Ended
                                                   December 31,
                                          1993          1992            1991

Revenues:
Trade revenues                         $ 68,394       $ 65,399        $ 64,815

Distribution expenses                    (2,797)        (2,630)         (2,315)
                                         65,597          62,769         62,500


Costs and expenses:
Operating                                 47,674         46,282         48,839
Depreciation, depletion and amortization   5,079          5,207          4,753
General and administrative                   736            690          1,255
Write-off of permitting costs (Note 2)         -          2,957              -
Other income, net                           (110)          (103)          (175)
                                          53,379         55,033         54,672


Net partnership earnings before cumulative effect
of a change in accounting principle       12,218          7,736          7,828

Cumulative effect of a change in accounting
principle (Note 9)                         3,126              -              -

Net partnership earnings                 $ 9,092         $ 7,736       $ 7,828


  See Notes to the Partnership Financial Statements





                            KOSMOS CEMENT COMPANY
                 STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                               (in thousands)


                                              Lone Star
                            Southdown, Inc.   Industries, Inc.         Total

Balance January 1, 1991     $    93,009          $  31,003         $  124,012
   Net partnership earnings       5,871              1,957              7,828
   Partnership distributions     (4,500)            (1,500)            (6,000)
Balance, December 31, 1991       94,380             31,460            125,840
   Net partnership earnings       5,802              1,934              7,736
   Partnership distributions     (6,000)            (2,000)            (8,000)
Balance, December 31, 1992       94,182             31,394            125,576
   Net partnership earnings       6,819              2,273              9,092
   Partnership distributions    (12,750)            (4,250)           (17,000)
Balance, December 31, 1993  $    88,251          $  29,417         $  117,668



 See Notes to the Partnership Financial Statements


                          KOSMOS CEMENT COMPANY
                    STATEMENTS OF PARTNERSHIP CASH FLOWS
                               (in thousands)

                                                   Years Ended December 31,

                                                   1993       1992       1991


Operating Activities:
Net partnership earnings                        $  9,092   $  7,736   $  7,828
Adjustments to reconcile net partnership earnings to net cash provided by operating activities:

Cumulative effect of a change in accounting
   principle                                       3,126           -         -
Depreciation, depletion and amortization           5,079       5,207     4,753
Provision for doubtful accounts                      300         501       120
Write-off of permitting costs                          -       2,957         -
Changes in operating assets and liabilities:
 (Increase) decrease in accounts receivable          118        (831)     (137)
 (Increase) decrease in inventories                1,028         (43)      450
 (Increase) decrease in prepaid expenses
    and other                                        (96)        134       363
 (Decrease) increase in accounts payable,
 accrued and other long-term liabilities            (609)        (95)      931
Net cash provided by operating activities         18,038      15,566    14,308

Investing Activities:
 Additions to property, plant and equipment       (3,798)     (3,271)   (6,895)
 Other                                                78         241        84
Net cash used in investing activities             (3,720)     (3,030)   (6,811)

Financing Activities:
 Net repayments (advances) to partner              2,584      (4,248)   (1,622)
 Partnership distributions                       (17,000)     (8,000)   (6,000)
Net cash used in financing activities            (14,416)     (12,248)  (7,622)

Net increase (decrease) in cash and cash equivalents (98)         288     (125)
Cash and cash equivalents at the beginning
     of the period                                   631          343      468
Cash and cash equivalents at the end
     of the period                              $    533     $    631  $   343

There were no payments of interest or income taxes during the years ended December 31, 1993, 1992 and 1991.


See Notes to the Partnership Financial Statements




                       KOSMOS CEMENT COMPANY
           NOTES TO PARTNERSHIP FINANCIAL STATEMENTS

Note 1 - Organization

     Kosmos Cement Company (the "Partnership") was formed under the Uniform Kentucky Partnership Act, on March 7, 1988 for the purpose of mining, manufacturing, purchasing, distributing and/or selling any and all types of cement, clinker, other intermediary products and/or aggregates, principally in the states of Kentucky, Indiana, Ohio, Pennsylvania and West Virginia and engaging in all activities co-incident thereto. Kosmos Cement Company, Inc., an indirect wholly-owned subsidiary of Moore McCormack Resources, Inc. a Delaware corporation ("Moore McCormack") and Lone Star Cement, Inc. a New
Jersey corporation and a wholly-owned subsidiary of Lone Star
Industries, Inc. a Delaware corporation ("Lone Star") were the initial general partners. The Partnership is presently owned 75% by Southdown, Inc., a Louisiana corporation ("Southdown"), and 25% by
Lone Star.  On April 7, 1988, Southdown succeeded to the Moore
McCormack interest in the Partnership by means of Southdown's acquisition of Moore McCormack. During the second quarter of 1991, Southdown consolidated all of its significant cement operating subsidiaries, including Moore McCormack, into Southdown. The term of the Partnership shall continue until December 31, 2030 unless sooner terminated in accordance with the terms of the partnership agreement.

     Under the terms of a contemporaneous Contribution Agreement, Moore McCormack originally contributed its Kosmosdale, Kentucky cement plant, related terminals and certain working capital items. Lone Star contributed its Pittsburgh, Pennsylvania cement plant, related terminals and facilities, a cement plant at Superior, Ohio which had been closed, and certain working capital items. No cash contributions were made at the formation of the Partnership.

     Moore McCormack and Lone Star were originally credited with capital contributions in the amounts of $90 million and $30 million, respectively, to reflect the fair market value of their initial contribution to the Partnership. Partners are obligated to make additional pro rata capital contributions to (a) meet the working capital requirements of the Partnership or to maintain the facilities and any other assets of the Partnership as may be deemed necessary from time to time, provided such amounts do not exceed $2 million per year in the aggregate; and
(b) expand the productive capacity of the Kosmosdale plant.  The
Partnership may request voluntary pro rata capital contributions in excess of the obligatory amounts.

     Each partner has a preferential right of purchase or right of first refusal if the other partner desires to dispose of its entire interest in the Partnership. Within 60 days of a change in control with respect to the ultimate parent of either partner, the other partner has the right to sell its interest in the Partnership for a stipulated price to the partner which has experienced the change in control.

     On December 10, 1990, Lone Star announced that it and certain of its subsidiaries had filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. Under the terms of the Partnership agreement, Southdown has elected to continue the Partnership.

Note 2 - Significant Accounting Policies

     The books and records of the Partnership are maintained on the accrual basis in accordance with generally accepted accounting principles. Certain account balances have been reclassified to conform with 1993's presentation. A summary of significant accounting policies follows:

     Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments that are readily convertible to cash and of an original maturity of three months or less from the original date of purchase.

     Inventories - Inventories of finished goods, work in process and raw materials are stated at the lower of cost (which includes material, labor and manufacturing overhead) or market. The cost of cement inventories is determined on the last-in, first-out (LIFO) method. The cost of the remaining inventories, primarily certain supplies, is determined on the first-in, first-out (FIFO) method.

     Property, Plant and Equipment - The original contributions were recorded on the books of the Partnership at their respective fair market value of $90 million and $30 million, respectively. Working capital items were recorded at face value while contributed property, plant and equipment were recorded on the Partnership's books at the net carrying value with the excess over net carrying value recorded as goodwill, which is being amortized over 40 years.

     The Partnership capitalizes all direct and certain indirect (including interest) expenditures incurred during the construction of major facilities. Depreciation and amortization of these capitalized costs commences when the completed facility is placed in service.
Depreciation and amortization of property, plant and equipment are computed primarily on a straight-line basis over estimated useful lives of the related assets ranging from three to fifty years. Depletion of mineral rights is computed on the units of production method based on management's estimates of total recoverable minerals.

     Income Taxes - The Partnership is not an income tax-paying entity. No provision is made in the accounts of the Partnership for federal and state income taxes since such taxes are the liability of the individual general partners and the amounts thereof depend upon the individual partner's respective tax situations.

     Allocation of Partnership Revenues, Costs and Expenses - The partnership agreement provides that all partnership items constituting, for federal income tax purposes, income, gain, expense, loss, deduction or tax credit for each taxable year shall be allocated among the partners in proportion to their initial sharing ratios of 75% Southdown, 25%
Lone Star or the respective sharing ratio in effect on the date such revenues, costs and expenses are realized or incurred.

     Environmental Expenditures - Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of property owned by the Partnership, mitigate or prevent environmental contamination that has yet to occur, or that are incurred in preparation for sale of property currently held for sale are capitalized. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. The Partnership's policy is to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated whether or not this coincides with the completion of a remediation investigation/feasibility study or the Partnership's commitment to a formal plan of action. Such estimates are revised as additional information becomes known.

     In the fourth quarter of 1992 the Partnership recognized an approximate $3 million pretax write-down to expense the non-recoverable portion of previously deferred environmental permitting costs incurred in conjunction with the Partnership's intention of recovering the energy value of processed organic hazardous wastes by substituting hazardous waste derived fuels for a portion of the conventional fossil fuels utilized in the Partnership's cement kilns.

Note 3 - Accounts Receivable, Accounts Payable and Accrued
Liabilities

Accounts receivable included the following:
                                                      December 31,
                                                     (in thousands)
                                               1993                   1992

Trade receivables                       $         6,874        $         7,543
Allowance for doubtful accounts                   (529)                  (735)
                                                  6,345                  6,808
Other receivables                                    72                     27
                                        $         6,417        $         6,835


The majority of the Partnership's receivables are concentrated in users of portland cement, such as ready-mixed concrete producers.

Accounts payable and accrued liabilities is comprised of the following:

                                                      December 31,
                                                     (in thousands)
                                               1993                   1992

Trade accounts payable                  $         1,199        $         2,115
Accrued payroll                                     309                    255
Accrued power and water                             511                    491
Accrued supplies                                    527                    350
Accrued freight                                     269                    193
Accrued taxes, other                                119                    148
Other accrued liabilities                           515                    613

                                        $         3,449        $         4,165



Note 4 - Inventories

 Inventories included the following:

                                                      December 31,
                                                    (in thousands)
                                               1993                   1992

Finished goods                          $         4,311        $         3,557
Work in process                                   3,333                  4,459
Raw materials                                       828                    866
Inventories at lower of cost or market            8,472                  8,882
Less reserve to reduce inventories to LIFO cost  (1,325)                  (896)
Inventories, lower of LIFO cost or market         7,147                  7,986
Supplies, at lower of FIFO cost or market         4,946                  5,135
                                        $        12,093        $        13,121

Note 5 - Related Party Transactions

     As managing general partner, Southdown from time to time incurs certain costs and expenses on behalf of the Partnership. These costs are then passed through to the Partnership by means of intercompany charges. As of December 31, 1993, there was $4,580,000 of unreimbursed intercompany charges. There were no unreimbursed intercompany charges at December 31, 1992 and 1991. Of the 1993 unreimbursed intercompany charges, $3,329,000 represents long-term postretirement benefit obligation charges which will be reimbursed as the postretirement benefit obligation is funded. (See Note 9.)

     The Partnership, with the approval of the management committee, uses a cash management system which provides for alternative investment options including the investment of excess cash balances directly with Southdown. Southdown pays a mutually agreed upon arms length market rate of interest for the use of the funds which are invested on a daily basis. Any such transactions between the Partnership and Southdown are treated as discrete loan transactions and are documented accordingly. As of December 31, 1993 and 1992, there were approximately $6,285,000 and $7,618,000, respectively, of such loans outstanding.

Note 6 - Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

                                                     December 31,
                                                    (in thousands)
                                               1993                   1992
Land                                    $         4,590        $         4,590
Mineral rights                                    3,266                  3,266
Plant and equipment                              86,700                 85,608
Construction in progress                          2,876                    367
                                                 97,432                 93,831
Less accumulated depreciation and depletion     (22,719)               (18,504)
                                        $        74,713        $        75,327

Note 7 - Goodwill

     Contributed property, plant and equipment were recorded on the Partnership's books at their net carrying value on the respective contributing partner's books with the excess of fair value over net carrying value recorded as Partnership goodwill. Goodwill is being amortized on the Partnership books on a straight-line basis over 40 years. Such amortization amounted to approximately $745,000 in 1993,
1992 and 1991.   Accumulated amortization of goodwill was $4.4 million
and $3.6 million as of December 31, 1993 and 1992, respectively.

Note 8 - Commitments and Contingent Liabilities

     Operating lease rental expense covering manufacturing, transportation and certain other facilities and equipment for the periods ended December 31, 1993, 1992 and 1991, aggregated approximately
$1,252,000, $1,192,000 and $619,000, respectively.

     Minimum annual rental commitments as of December 31, 1993 under noncancellable operating leases are set forth as follows:

              (in thousands)

        1994         $ 1,120
        1995             953
        1996             846
        1997             720
        1998             640
        Thereafter       207
                     $ 4,486


     The Partnership has certain other commitments and contingent liabilities incurred in the ordinary course of business, which, in the judgment of the Partnership's management, will not result in losses which would materially affect its financial position.

     In accordance with the terms of the Partnership agreement, each partner is liable for pre-existing environmental problems on assets contributed to the Partnership.

Note 9 - Health Care and Life Insurance Benefits:

     The Partnership offers health care benefits to active employees and their dependents. Certain retirees under the age of sixty-five and their dependents are also offered health care benefits which are essentially the same as benefits available to active employees. However, benefit payments for covered retirees over the age of sixty-five are reduced by benefits paid by Medicare. Most of the Partnership's health care benefits are self-insured and administered on cost plus fee arrangements with a major insurance company or provided through health maintenance organizations. Generally life insurance benefits for retired employees are reduced over a number of years from the date of retirement to a specified minimum level.

     Effective January 1, 1993, the Partnership adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", (SFAS No. 106) and recorded a $3.1 million noncash charge, which represented the initial estimated liability for postretirement benefits attributable to employee services provided in years prior to 1993. SFAS No. 106 required the Partnership to accrue the estimated cost of retiree benefits as the employee provides services to the Partnership. The Partnership previously expensed the cost of these benefits, which are principally medical and life benefits, as claims were incurred and continues to pay for postretirement benefit costs as incurred.

     The Partnership amended its plan for postretirement health care benefits in the latter part of the second quarter. Effective with the third quarter of 1993, the Partnership's accrual for estimated future postretirement benefit costs was reduced under the revised plan which the Partnership will amortize over the 16 years remaining average service life of its active employees as required by SFAS No. 106.

     The following table sets forth the plan's accumulated postretirement benefit obligation, none of which have been funded, reconciled with the amount shown in the Partnership's balance sheet at December 31, 1993.

                                                                  in thousands

Accumulated postretirement benefit
   obligation (APBO)
        Retirees                                                   $       290
        Fully eligible active plan participants                              0
        Other active plan participants                                     246
                                                                           536
Plan assets at fair value                                                    -
Accumulated postretirement benefit obligation                              536
Unrecognized prior service cost                                          1,659
Unrecognized net gain                                                    1,134
Accrued postretirement benefit costs                                $    3,329

     The components of net periodic postretirement benefit costs included in the results of operations for the year ended December 31, 1993 were as follows:

                                                                  in thousands

Service cost                                                       $       152
Interest cost on APBO                                                      153
Amortization of prior service cost and
                 unrecognized net gain                                    (102)
                                                                   $       203

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1993 was 9.5% for general health care and 14% for prescription drugs in 1994, decreasing each successive year until it reaches 6% in 2017 and thereafter. The health care trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. For example, a one-percentage-point increase in the assumed health care cost trend rate for each year would increase the APBO as of December 31, 1993 and the aggregate of the service and interest cost components of net periodic postretirement health care cost by approximately 2% and 19%, respectively. The assumed discount rate used in determining the APBO was 7.5%.










                 KOSMOS CEMENT COMPANY
            Index to Other Required Schedules


                                                                          Page

Schedules for the years ended December 31, 1993, 1992 and 1991:

 V    -   Property, plant and equipment                                    S-2

VI    -   Accumulated depreciation, depletion and amortization of
          property, plant and equipment                                    S-3

VIII  -   Valuation and qualifying accounts                                S-4

 X    -   Supplemental Statement of Earnings Information                   S-5



All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.




KOSMOS CEMENT COMANY                                               Schedule V
Property, Plant and Equipment
(In Thousands)




               Balance at                                 Other        Balance
               beginning of     Additions                 charges       end of
                     period     at cost     Retirements  add (deduct)   period
Year ended December 31, 1991:
Land               $  4,484       $     -      $   -     $     -      $  4,484
Plant and equipment  83,115         6,895        (79)        (42)       89,889
                   $ 87,599       $ 6,895      $ (79)    $   (42)     $ 94,373

Year ended December 31, 1992:
Land               $  4,484       $   106      $  -      $      -     $  4,590
Plant and equipment  89,889         3,165       (416)      (3,397)(1)   89,241
                   $ 94,373       $ 3,271      $(416)    $ (3,397)    $ 93,831

Year ended December 31, 1993:
Land               $  4,590       $     -      $   -     $      -     $  4,590
plant and equipment  89,241         3,798       (200)           3       92,842
                   $ 93,831       $ 3,798      $(200)    $      3     $ 97,432


(1) Deductions included the write-down of certain deferred environmental permitting costs.






KOSMOS CEMENT COMPANY                                             Schedule VI
Accumulated Depreciation, Depletion and
Amortization of Property, Plant and Equipment
(In Thousands)

             Balance at       Additions                    Other    Balance at
             beginning of     charged to                   charges      end of
                   period  cost and expense  Retirements   add(deduct)  period


Year ended
December 31, 1991: $ 10,686       $ 4,008      $  (37)   $   -        $ 14,657


Year ended
December 31, 1992: $ 14,657       $ 4,462      $ (388)    $(227) (1)  $ 18,504


Year ended
December 31, 1993: $ 18,504       $ 4,334      $  (119)   $   -       $ 22,719




(1) Deductions included the write-down of certain deferred environmental permitting costs.





KOSMOS CEMENT COMPANY                                            Schedule VIII
Valuation and Qualifying Accounts
(In Thousands)



                         Balance at        Additions    Deductions  Balance at
                         beginning of      charged to       from        end of
                               period   cost and expense  reserves      period

Year ended December 31, 1991:
Allowance for doubtful accounts $ 150          $ 120       $ (33)        $ 237

Year ended December 31, 1992:
Allowance for doubtful accounts $ 237          $ 501       $  (3)        $ 735

Year ended December 31, 1993:
Allowance for doubtful accounts $ 735          $ 300       $ (506)       $ 529






KOSMOS CEMENT COMPANY                                               Schedule X
Supplemental Statement of Earnings Information
(In Thousands)


                                                     Years Ended
                                                      December 31,
                                                 1993       1992       1991

Maintenance and repairs                         $ 8,616    $ 9,120    $10,385

Taxes, other than payroll and
 income taxes                                   $ 1,032    $ 1,168    $ 1,150